Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]       Yes    X          No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: August 16, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

August 16, 2004

Item 3.

Press Release

August 16, 2004, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah announce that the Federal Aviation Administration in the United States has purchased 90 units of the Company’s solar-powered LED taxiway edge lights for field trial testing.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 16th day of August 2004.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FAA ORDERS CARMANAH TAXIWAY EDGE LIGHTS FOR FIELD TRIAL TESTING

Victoria, British Columbia, Canada – Monday, August 16, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Federal Aviation Administration (FAA) in the United States has purchased 90 units of the Company’s solar-powered LED taxiway edge lights for field trial testing.

The FAA will be testing Carmanah’s taxiway edge lights to determine if Carmanah’s technology is a cost-effective solution to increase safety and prevent runway incursions at general aviation airports.  Carmanah's airfield lighting technology will be tested throughout the winter and spring of 2004/2005.

Currently, there are more than 5,000 general aviation airports throughout the United States.  Operating without specific general aviation lighting guidelines, these airports must rely on commercial aviation lighting standards with infrastructure requirements typically beyond their scope and budget.  Most general aviation airports must therefore rely on retro reflective markers in the absence of landing and taxiway lights, which both impedes the service provided by these airports and increases their exposure to runway incursions.

“Carmanah’s solar-powered LED airfield lighting could potentially provide a cost-effective alternative to hardwired airfield taxiway lighting”, states Art Aylesworth, Carmanah’s CEO.  “If Carmanah’s technology is accepted and approved for use by general aviation airports, there is also a possibility that general aviation airports could apply for funding with the FAA.”

This current field trial is a follow up to the test carried out by the FAA and the Illuminating Engineering Society Airport Lighting Committee (IESALC) at a Shelton, WA, general aviation airport in March of 2003.  During this test, general aviation pilots tested the effectiveness of Carmanah’s solar-powered LED lighting technology versus traditional retro reflective markers.  The decision was unanimously in favour of Carmanah’s solar-powered LED lighting.

Carmanah now has more than 15,000 units installed at airfields in over 60 countries and has become a major international supplier of solar-powered LED airfield lighting.  Notable commercial airports currently using Carmanah’s airfield lights include: Chicago O'Hare, Vancouver International, Zurich International, Auckland International and Memphis International.  For more information, please visit www.solarairportlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for commercial applications in the aviation, transit, marine, roadway, railway and industrial worksite markets.  The Company currently has more than 100,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more corporate information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 investors@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.